SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE OUTCOME OF THE THIRD AUCTION FOR PLACEMENT OF THE SHARES RESULTING FROM THE REVERSE SPLIT OF SHARES

TELE SUDESTE CELULAR PARTICIPAÇÕES BOVESPA AUCTION OF 05/31/2005 FOR SALE OF SHARES RESULTING FROM THE REVERSE SPLIT OF SHARES NOT MADE AVAILABLE IN THE SECOND AUCTION

Rio de Janeiro, Brazil – June 1, 2005 – Tele Sudeste Celular Participações S.A. ("Company"), (BOVESPA: TSEP3 (Common), TSEP4 (Preferred), NYSE: TSD), announces today the total number of common and preferred shares sold at the third auction held on 05/31/2005 at the São Paulo Stock Exchange, and the respective per shares prices to be credited to the shareholders pro rata to the fractional shares held by them before the auction;

Auction held on 05/31/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TSEP3	ON	403,000	403,000	7.55392
TSEP4	PN	393,000	393,000	8.27896

Auction held on 05/25/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TSEP3	ON	654,352	251,352	4.80763
TSEP4	PN	909,669	516,669	10.71986

Auction held on 05/20/2005

Code	Type	Number of Shares Offered	Number of Shares Sold	Net Value per Share (1)
TSEP3	ON	991,982	337,630	7.58278
TSEP4	PN	909,669	0	0

Total

Code	Type	Number of Shares Offered	Number of Shares Sold	Accumulated Net Value per Share (1)
TSEP3	ON	991,982	991,982	19.94433
TSEP4	PN	909,669	909,669	18.99882

(1) Value net of trading expenses

The proceeds from the sale of the common and preferred shares traded at the auctions will be made available to the holders of fractional shares, as from June 08, 2005, as follows:

(a)  The Shareholders whose shares are in custody with Banco ABN Amro Real S.A. shall appear to any branch of said institution in order to receive the amounts to which they are entitled;

(b)  The amount corresponding to the Shareholders having entered custody agreements with the CBLC – Brazilian Settlement and Custody Company, shall be directly credited to that company, which will transfer the respective amounts to the Shareholders through the Custody Agents; and

(c) For those Shareholders whose Shares are blocked or without updated record, the amount to which they are entitled shall be retained by the Company and made available to the respective Shareholder for payment, which shall be released exclusively against presentation of document evidencing unblocking of the shares and/or identification, as the case may be, at any ABN Amro Real S.A. branch, the institution acting as trustee of the book-entry shares issued by the Company .

Rio de Janeiro, June 1, 2005.

Arcádio Luís Martínez García

Executive Vice-President for Finance, Planning and Control

and Investor Relations Officer

Tele Sudeste Celular Participações S.A.

www.vivo.com.br

For additional information, please contact:

Charles Edwards Allen

Investor Relations Office

Tel: 55 11 5105-1172

Email: ir@vivo.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.